Empire Financial Holding Company

2170 West State Road 434, Suite 100

Longwood, FL 32779

Fax: 407-551-4886; Telephone: 800-569-3337

December 21, 2007

United States Securities and Exchange Commission

Washington, D.C. 20549-7010

Division of Corporation Finance

Attn: Terence O’Brien, Branch Chief

RE:	Empire Financial Holding Company

Form 10-KSB for the fiscal year ended December 31, 2006

Filed March 30, 2007

Forms 10-QSB/A for the quarter ended September 30, 2007

File No. 1-31292

This letter responds to the Staff’s comment letter dated December 18, 2007 regarding the above-referenced periodic reports filed by Empire Financial Holding Company (“Company” or “Empire”). For ease of reference, your inquiries have been incorporated in this letter and precede our responses. If you have any questions regarding the responses to your comments, please feel free to call me at the number indicated above.

Form 10-QSB/A for the period ended September 30. 2007

General

1.	We remind you to comply with comments 2, 7, 9, and 10 in our letter dated September 28, 2007, as we do not see the applicable disclosures herein.

We will comply with comments 2, 7, 9, and 10 in your letter dated September 28, 2007, and provide the applicable disclosures in future filings.

Management’s Discussion and Analysis, page 22

2.

We have read your response to comment 5 in our letter dated November 1, 2007. We appreciate your responses to date and acknowledge the additional disclosure provided in your September 30, 2007, Form 10-QSB/A on pages 25-26 that discusses your goodwill testing methodology, and in particular, the disclosure that any control premiums paid may cause the fair value of a reporting unit to exceed its market capitalization, and that you have not begun to realize the fair value of your acquisitions and resultant synergies. Notwithstanding the foregoing, we continue to note that at September 30, 2007, market capitalization was $13.3 million and stockholders’ equity was $16.8 million, a difference of $3.5 million, which is $2.5 million more than the difference that existed at June 30, 2007. Also, your market capitalization has declined to $12.3 million, which represents another decrease in market capitalization from the date of our initial letter of September 28, 2007. Therefore, given the increased disparity between market capitalization and net assets, your recent operating results, and the fact your intangible assets are nearly half of your total assets at September 30, 2007, we believe additional disclosure is needed in future filings to provide robust discussion of the specific reasons an impairment of goodwill is not required. For example, the discussion should address the timing of the acquisitions, the nature and financial performance of the reporting units, the forecasted cash flow measures underlying your internal forecasts, as described on pages 8 and 26, the nature of uncertainties associated with your assumptions, and risks of changes to these assumptions.

We will provide additional disclosure in future filings to provide a more robust discussion of the specific reasons an impairment of goodwill is not required.

_______________________________

In addition, on behalf of the Company this will acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

James M. Matthew

Chief Financial Officer